UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Precision Optics Corporation, Inc.

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(Name of Issuer)

Common Stock, $0.01 par value

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(Title of Class of Securities)

740294301

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(CUSIP Number)

Peter Woodward

MHW Partners, L.P.

150 East 52nd Street

New York, New York 10022

Tel. No. (212 486-7300

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(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 19, 2015

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(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	740294301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

607,399

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

607,399

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,399

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON

PN

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CUSIP No.	740294301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Capital, LLC.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

607,399

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

607,399

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

607,399

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON

OO

3

CUSIP No.	740294301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MHW Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

607,399

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

607,399

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

637,399

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14.	TYPE OF REPORTING PERSON

OO

4

CUSIP No.	740294301

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter H. Woodward

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

637,399

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

637,399

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

637,399

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14.	TYPE OF REPORTING PERSON

IN

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This Amendment No. 1 amends the Schedule 13D filed on July 24, 2014, filed jointly by MHW Partners, L.P., MHW Capital, LLC, MHW Capital Management, LLC, and Mr. Peter H. Woodward pursuant to the joint filing agreement dated July 24, 2014.

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the beneficial ownership of common stock of the issuer Precision Optics Corporation, Inc., a Massachusetts corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 22 East Broadway, Gardner, Massachusetts 01440, United States of America. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.01 per share (the “Shares”).

Item 2.	Identity and Background.

(a) – (c), (f)	This Amendment No. 1 to Schedule 13D is being filed by (i) MHW Partners, L.P., a Delaware limited partnership (the “Partnership”), (ii) MHW Capital, LLC, a Delaware limited liability company, as the General Partner of the Partnership (the “General Partner”), (iii) MHW Capital Management, LLC, a Delaware limited liability company, as the investment manager of the Partnership (the “Investment Manager”) and (iv) Mr. Peter H. Woodward, a United States citizen and a principal of the Investment Manager and the General Partner. The Partnership, the General Partner, the Investment Manager and Mr. Peter H. Woodward shall collectively be referred to herein as the “Reporting Persons.” The principal business address for each of the Reporting Persons is 150 East 52nd Street, New York, New York 10022.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof MHW Partners, L.P. may be deemed to beneficially own 607,399 Shares.

As of the date hereof MHW Capital, LLC may be deemed to beneficially own 607,399 Shares.

As of the date hereof MHW Capital Management, LLC may be deemed to beneficially own 607,399 Shares.

As of the date hereof Peter H. Woodward may be deemed to beneficially own 637,399 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.	Purpose of Transaction.

The Shares of the Issuer were acquired for investment purposes.

Mr. Woodward was appointed to the Board of Directors of the Issuer on July 9, 2014.  In his capacity as a director of the Issuer, Mr. Woodward may be in a position to influence management and, therefore, influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may make additional purchases of Shares, either in the open market or in private transactions, including Shares that may be acquired upon exercise of options or warrants currently held or subsequently acquired by them, depending on their evaluation of the Issuer’s financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Shares in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities.  Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Issuer’s Shares.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, the Partnership, the General Partner, and the Investment Manager may be deemed to be the beneficial owners of 607,399 Shares, constituting 8.0% of the Shares, based upon the 7,434,582 Shares outstanding as of October 30, 2015. The beneficial ownership consists of (a) 439,013 shares of common stock held through MHW Partners, L.P., and (b) 168,386 shares of common stock that may be acquired upon the exercise of outstanding warrants held through MHW Partners, L.P.

On May 18, 2015, as a one-time grant, the Issuer granted Mr. Woodward an option to purchase 90,000 shares of Common Stock. These options vest in three installments: one-third vested immediately on the date of grant; one-third vests in one year on May 18, 2016; the remaining one-third vests in two years on May 18, 2017. The options have an exercise price of $0.73 and expire on May 18, 2025.

The Partnership has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 607,399 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 607,399 Shares.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 607,399 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 607,399 Shares.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 607,399 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 607,399 Shares.

Mr. Peter H. Woodward has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 637,399 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 637,399 Shares.

During the past sixty days, on October 22, 2015, the Reporting Persons purchased 87,313 Shares of the Issuer for $0.67 per Share in a private placement.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 28, 2012, the Partnership purchased warrants to purchase up to 168,386 shares of the Issuer’s common stock at an exercise price of $1.11 per share and an expiration date of September 28, 2017.  The warrants may be exercised to the extent that the total number of shares of common stock then beneficially owned does not exceed 4.99% of the outstanding shares.  The Partnership may request an increase of up to 9.99% of the outstanding shares, effective on the 61st day after notice is given to the Issuer.

Pursuant to a Securities Purchase Agreement, dated as of July 1, 2014, among the Issuer, MHW Partners, L.P. and other investors, MHW Partners, L.P. purchased from the Issuer 125,000 shares of Common Stock for a purchase price of $75,000.

In connection with the Purchase Agreement, the Issuer, MHW Partners, L.P. and other investors entered into a Registration Rights Agreement, dated as of July 1, 2014. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Purchase Agreement. Subsequent to the execution of the agreement, the parties agreed to extend the time period by which the Company was obligated to file a registration statement with the Securities Exchange Commission. The registration statement was filed with the Securities Exchange Commission on October 9, 2014, in accordance with the extended timetable, and became effective on October 30, 2014.

Pursuant to the transaction described above, Mr. Woodward was subsequently appointed as Chairman of the Issuer’s Board of Directors on July 9, 2014.

On May 18, 2015, as a one-time grant, the Issuer granted Mr. Woodward an option to purchase 90,000 shares of Common Stock. These options vest in three installments: one-third vested immediately on the date of grant; one-third vests in one year on May 18, 2016; the remaining one-third vests in two years on May 18, 2017. The options have an exercise price of $0.73 and expire on May 18, 2025.

Pursuant to a Securities Purchase Agreement, dated October 19, 2015, among the Issuer, MHW Partners, L.P. and other investors, MHW Partners, L.P. purchased from the Issuer 87,313 shares of Common Stock for a purchase price of $58,500.

In connection with the Purchase Agreement, the Issuer MHW Partners, L.P. and other investors entered into a Registration Rights Agreement, dated October 19, 2015. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a registration statement registering the Common Stock issued pursuant to the Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

None.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2015
(Date)

MHW Partners, L.P. By: MHW Capital, LLC, its general partner

By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal
MHW Capital, LLC*
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

MHW Capital Management, LLC*
By:	/s/ Peter H. Woodward
Peter H. Woodward, Principal

By:	/s/ Peter H. Woodward
Peter H. Woodward*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

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